Item 77Q2 and Sub-Item 102P2 The Central Europe and Russia Fund, Inc.

Based on a review of reports filed by the Fund’s directors and executive officers, the investment adviser, officers and directors of the investment adviser, affiliated persons of the investment adviser and beneficial holders of 10% or more of the Fund’s outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal period ended April 30, 2009 were timely, except that Robert John Kalin and George Johann Schuh, both Fund Affiliates, each filed a Form 3 late.  Each Fund Affiliate has since corrected his omission by making the necessary filings.